Mail Stop 3561

September 24, 2007

By Facsimile and U.S. Mail

Javier Astaburuaga Sanjines
Executive Vice President of Finance
    and Strategic Development
Fomento Económico Mexicano, S.A.B. de C.V.
General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, NL 64410 Mexico

> **Re: Fomento Económico Mexicano, S.A.B. de C.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed June 28, 2007**
> **File No. 333-08752**

Dear Mr. Sanjines:

        We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover page

1.   Our records indicate your file number is 333-08752 rather than 1-14814. Please advise or revise the cover page in future filings.

Note 4. Significant Accounting Policies, page F-9

e) Bottles and Cases, page F-10

2.   Please tell why the change in accounting treatment for returnable bottles and cases is not disclosed as a change in accounting principle as described in paragraphs 7 -9 of APB 20. If so, you are required to disclose the impact of the change in principle on deferred taxes, equity, income before extraordinary items, net income and related per share amounts. See paragraph 19 of APB 20. Also tell us if you are required to provide a letter of preferability from your independent public accountant stating whether or not the change in accounting principle is preferable under the circumstances.

R) Cumulative Other Comprehensive Income, page F-14

3.   In future filings please also disclose the income tax effects for either the components or total other comprehensive income items, as applicable. See paragraph 24 of SFAS No. 130.

Note 27. Differences between Mexican FRS and U.S. GAAP, page F-38

a) Consolidation of Coca-Cola FEMSA:, page F-39

4.   You are required to explicitly disclose which of the audit firms is responsible for the summarized financial information presented under U.S. GAAP in 27.a) and the participating adjustments in 28.a) and b). See V.J. of the International Reporting and Disclosure Issues in the Division of Corporation Finance.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. File your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341, or me at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief